Exhibit 3.1

ATTACHMENT TO CERTIFICATE OF AMENDMENT TO THE

AMENDED ARTICLES OF INCORPORATION OF

FARMERS & MERCHANTS BANCORP, INC.

WHEREAS, at a meeting duly convened and held on August 18, 2017, and in accordance with paragraph (B)(9) of Section 1701.70 of the Ohio Revised Code and the Corporation’s Articles of Incorporation, the Board of Directors of Farmers & Merchants Bancorp, Inc., an Ohio corporation, unanimously adopted the following resolution:

RESOLVED, that the following Article Fourth of the Company’s Amended Articles of Incorporation be, and hereby is, amended to read in its entirety as follows:

“FOURTH: The number of shares which the Corporation is authorized to have outstanding is 20,000,000 shares all of which shall be common shares, without par value (the “Shares”). The holders of the Shares are entitled at all times, except in the election of directors where the Shares may be voted cumulatively, to one (1) vote for each Share and to such dividends as the Board of Directors (herein called the “Board”) may in its discretion periodically declare. In the event of any liquidation, dissolution or winding up of the Corporation, the remaining assets of the Corporation after the payment of all debts and necessary expenses shall be distributed among the holders of the Shares pro rata in accordance with their respective Share holdings.”